UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

SALARY.COM, INC.

(Name of Subject Company)

SALARY.COM, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

794006106

(CUSIP Number of Class of Securities)

Paul R. Daoust

President and Chief Executive Officer

Salary.com, Inc.

160 Gould Street

Needham, Massachusetts 02494

(781) 851-8000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Stuart M. Cable, Esq.

James A. Matarese, Esq.

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on September 2, 2010 (as amended or supplemented from time to time, the “Schedule 14D-9”) by Salary.com, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Spirit Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Kenexa Corporation, a Pennsylvania corporation (“Parent”), to purchase all of the outstanding common stock, par value $0.0001 per share, of the Company (collectively, the “Shares”) at a purchase price of $4.07 per Share, net to the seller thereof in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated September 2, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings given in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.	The Solicitation or Recommendation

Item 4 (“The Solicitation or Recommendation—Recommendation of the Company Board”) of the Schedule 14D-9 is hereby amended and supplemented by:

(1) adding and supplementing the information on page 31 of the Schedule 14D-9 to the “Opinion of Financial Advisor to the Company Board—Selected Company Analysis” by replacing the list of companies under “Selected Company Analysis” on page 31 of the Schedule 14D-9 with the following chart of the same list of companies:

Valuation Multiples
	Aggregate Value to Revenues		Aggregate Value to Pro Forma EBITDA		Equity Value to Pro Forma Net Income
Company	2010	2011	2010	2011	2010	2011
HCM
Callidus Software Inc.	1.2x	1.0x	N.M.	15.1x	N.M.	42.0x
Kenexa Corp.	1.1x	0.9x	7.2x	6.0x	20.0x	15.6x
Saba Software Inc.	1.1x	1.0x	10.2x	8.6x	16.2x	13.2x
Ultimate Software Group Inc.	3.9x	3.3x	26.1x	18.7x	N.M.	41.2x

SaaS
Convio Inc.	1.6x	1.4x	13.9x	10.7x	31.0x	22.1x
DealerTrack Holdings Inc.	1.9x	1.7x	8.8x	6.2x	29.1x	17.9x
DemandTec Inc.	2.4x	2.1x	41.9x	26.1x	N.M.	56.6x
RightNow Technologies Inc.	2.6x	2.3x	16.5x	10.5x	38.6x	25.2x
SPS Commerce Inc.	1.9x	1.7x	18.3x	13.8x	41.5x	28.0x
Vocus Inc.	2.2x	2.0x	13.2x	11.1x	24.1x	21.0x
Websense Inc.	2.5x	2.4x	9.0x	8.3x	16.5x	14.6x

Similar Financial Profile
Absolute Software Corp.	2.0x	N.A.	N.M.	N.A.	N.M.	N.A.
CDC Software Corp.	0.7x	0.6x	3.0x	2.5x	5.3x	4.4x
Falconstor Software Inc.	1.4x	1.2x	N.M.	N.M.	N.M.	N.M.
Guidance Software Inc.	1.1x	1.0x	21.0x	13.0x	N.M.	40.4x
OpenWave Systems Inc.	0.1x	0.1x	N.M.	N.M.	N.M.	N.M.
Pervasive Software Inc.	1.0x	1.0x	5.7x	4.9x	17.5x	15.1x
Pros Holdings Inc.	2.2x	2.0x	15.8x	12.0x	38.8x	23.9x
QAD Inc.	0.4x	0.4x	5.1x	5.2x	20.6x	18.1x
Scientific Learning Corp.	0.6x	0.6x	3.2x	2.8x	12.6x	11.0x
SoundBite Communications Inc.	0.2x	0.2x	N.M.	N.M.	N.M.	N.M.

Note: “N.M.” denotes not meaningful multiples because of assumed negative multiples or minute metrics. “N.A.” denotes no estimates available.

(2) adding and supplementing the information on page 33 of the Schedule 14D-9 to the “Opinion of Financial Advisor to the Company Board—Selected Transactions Analysis” by replacing the first table on page 33 of the Schedule 14D-9 under the heading “Selected Transactions Analysis” with the following table:

			Aggregate Value to:						Equity Value to:
Announce Date	Acquirer	Target	Equity Value	Enterprise Value	LTM Revenues	NTM Revenues	LTM EBITDA	NTM EBITDA	LTM Pro Forma Net Income	NTM Pro Forma Net Income
3/26/10	Thoma Bravo	Plato Learning	$143.0	$115.3	1.8x	1.7x	7.4x	6.8x	41.6x	26.4x

2/1/10	Haemonetics	Global Med Technologies	$60.0	$61.5	2.0x	N.A.	16.1x	N.A.	39.7x	N.A.

7/10/09	Thoma Bravo	Entrust	$122.9	$96.4	1.0x	0.9x	11.4x	8.8x	19.4x	13.9x

7/1/09	Micro Focus	Borland Software	$113.0	$104.6	0.6x	N.A.	N.M.	N.A.	N.M.	N.A.

5/11/09	Ixia	Catapult Communications Corp.	$105.3	$64.3	1.7x	N.A.	N.M	N.A.	N.M.	N.A.

9/4/08	OpenText	Captaris	$127.2	$105.6	0.9x	N.A.	N.M.	N.A.	N.M.	N.A.

6/18/08	Health Care Services Corp	MEDecision	$121.0	$120.3	2.6x	2.3x	N.M.	17.8x	N.M.	N.M.

6/17/08	Alcatel-Lucent SA	Motive Inc.	$67.9	$50.7	0.7x	N.A.	N.M.	N.A.	N.M.	N.A.

6/6/08	Sopra Group/Axway Inc.	Tumbleweed Communications	$141.3	$112.8	2.0x	1.8x	N.M.	N.M.	N.M.	N.M.

5/1/08	Micro Focus	NetManage	$73.3	$43.4	1.2x	N.A.	11.9x	N.A.	30.2x	N.A.

12/27/07	EMC	Document Sciences	$85.7	$85.3	2.6x	N.A.	N.M.	N.M.	N.M.	N.M.

7/11/07	Megasoft, Ltd.	Boston Communications Group	$64.4	$17.2	0.2x	N.A.	7.9x	N.A.	44.6x	N.A.

4/27/07	DealerTrack	Arkona	$58.9	$58.1	4.5x	3.8x	38.2x	N.A.	40.0x	N.A.

4/1/07	Battery Ventures	Quovadx Inc.	$136.0	$105.4	1.3x	1.4x	12.0x	12.3x	N.M.	N.M.

Note: “N.M.” denotes not meaningful multiples because of assumed negative multiples or minute metrics. “N.A.” denotes no estimates available.

(3) adding and supplementing the information on pages 33 and 34 of the Schedule 14D-9 to the “Opinion of Financial Advisor to the Company Board—Premiums Paid Analysis” by:

(A) replacing the following sentence under the heading “Premiums Paid Analysis” on page 33 of the Schedule 14D-9:

“SNW reviewed the consideration paid in 31 comparable U.S. public company acquisitions which involved equity values ranging between $50 and $150 million and were announced on or after January 1, 2007.”

with the following sentence:

“SNW reviewed the consideration paid in the following 31 comparable U.S. public company acquisitions which involved all-cash transactions with equity values ranging between $50 and $150 million and were announced on or after January 1, 2007.”

(B) adding the following table after the first paragraph on page 33 of the Schedule 14D-9 under the heading “Premiums Paid Analysis”:

Announce Date	Acquiror	Target	Premium One Day Prior to Announcement	Premium One Week Prior to Announcement	Premium Four Weeks Prior to Announcement
03/26/2010	Thoma Bravo LLC	Plato Learning Inc	14.1%	15.0%	27.5%
02/01/2010	Haemonetics Corp	Global Med Technologies Inc	64.9%	68.0%	56.9%
12/14/2009	ON Semiconductor Corp	California Micro Devices Corp	54.1%	53.1%	55.2%
12/08/2009	Francisco Partners LP	QuadraMed Corp	32.6%	30.2%	33.3%
09/25/2009	Project Skyline Intermediate	Pomeroy IT Solutions Inc	10.2%	10.9%	10.5%
08/27/2009	NYSE Technologies Inc	NYFIX Inc	94.8%	83.9%	86.5%
07/10/2009	Thoma Bravo LLC	Entrust Inc	9.3%	10.0%	9.5%
07/01/2009	Micro Focus International PLC	Borland Software Corp	16.3%	22.0%	27.9%
05/11/2009	IXIA	Catapult Communications Corp	9.5%	15.3%	28.2%
03/05/2009	TriNet Group Inc	Gevity HR Inc	97.0%	97.2%	84.4%
02/23/2009	EXAR Corp	Hifn Inc	58.7%	43.6%	31.7%
09/25/2008	Lineage Power Holdings Inc	Cherokee International Corp	33.3%	38.6%	22.8%
09/09/2008	Tripos LP	Pharsight Corp	37.8%	36.0%	31.8%
09/04/2008	Open Text Corp	Captaris Inc	28.3%	26.5%	35.1%
06/19/2008	Deluxe Corp	Hostopia.com Inc	135.6%	127.5%	125.4%
06/18/2008	Health Care Service Corp	MEDecision Inc	309.4%	292.8%	316.5%

06/17/2008	Alcatel Lucent SA	Motive Inc	52.7%	40.3%	48.0%
06/06/2008	Sopra Group	Tumbleweed Communications Corp	52.5%	57.3%	63.2%
05/01/2008	Micro Focus International PLC	NetManage Inc	73.5%	74.5%	68.3%
03/10/2008	TriQuint Semiconductor Inc	WJ Communications Inc	17.6%	22.6%	38.8%
02/22/2008	Imperium Partners Group LLC	ESS Technology Inc	36.7%	36.7%	34.7%
02/04/2008	Freescale Semiconductor Inc	SigmaTel Inc	67.6%	75.4%	68.9%
01/15/2008	Thoma Cressey Bravo Inc	Manatron Inc	36.4%	41.3%	38.6%
12/27/2007	EMC Corp	Document Sciences Corp	79.1%	77.9%	74.8%
10/02/2007	Vector Capital Corp	Printronix Inc	18.3%	18.7%	18.4%
07/11/2007	Megasoft, Ltd.	Boston Communications Group	80.9%	95.4%	115.8%
05/14/2007	Emerson Electric Co	Stratos International Inc	(0.6%)	(1.5%)	1.2%
04/27/2007	DealerTrack Holdings Inc	Arkona Inc	3.0%	3.8%	6.2%
04/01/2007	Battery Ventures	Quovadx Inc	21.6%	22.0%	20.9%
02/22/2007	KEG Holdings Inc	Applied Innovation Inc	7.8%	8.0%	9.4%
01/20/2007	Qinetic North America Op LLC	Analex Corp	95.8%	96.6%	83.9%

(C) adding the following sentence before the table on page 34 of the Schedule 14D-9 under the heading “Premiums Paid Analysis”:

“The following table sets forth the premiums indicated by this analysis:”

(4) adding the following sentence to the end of the first paragraph on page 34 of the Schedule 14D-9:

“The financial analyses performed by SNW were based on the fiscal year 2010 and fiscal year 2011 financial forecasts it received from the Company. The analyses did not include a discounted cash flow analysis as uncertainty in economic conditions, including in unemployment trends, would render predictions of long term trends in the Company’s business unreliable, and any extrapolation beyond fiscal year 2011 would not be useful for valuation purposes. In addition, SNW noted that there were no long term financial forecasts approved by the Company Board.”

Item 8.	Additional Information

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by deleting the text “and plans to vigorously defend against it” in the last sentence of each of the first two paragraphs under the heading “Litigation.”

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby further amended and supplemented by inserting the following paragraphs in the Schedule 14D-9 after the second paragraph under the heading “Litigation:”

“On September 24, 2010, the Company, the members of the Company Board and the plaintiffs in the Piller Action and the Mills Action (together, the “Court Actions”) entered into a memorandum of understanding (“MOU”) reflecting their agreement to settle the Court Actions as between them. The Company and the members of the Company Board are referred to herein as the “Company Defendants.” Pursuant to the MOU, the settling parties agreed that the Company will provide certain supplemental disclosures to the Schedule 14D-9, which are set forth in this Amendment. In exchange for such additional disclosures, following confirmatory discovery, the settling parties to the Court Actions will use their best efforts to agree upon, execute and present to the court in the Mills Action as promptly as is practicable a stipulation of settlement and such other documents as may be necessary and appropriate to obtain the prompt approval by the court of such stipulation and dismissal with prejudice. Following the Massachusetts court’s approval of the settlement of the Mills Action, the plaintiff in the Piller Action shall seek dismissal of the Piller Action with prejudice. The MOU also provides that the defendants in the Court Actions, including the Company Defendants, will be released by the plaintiffs from all claims arising out of the Offer, the Merger and the transactions contemplated by the Merger Agreement. The settlement, including the payment by the Company or any successor thereto of attorneys’ fees, is also contingent upon, among other things, the Merger becoming effective under applicable law. In the event that the stipulation of settlement is not approved and such conditions are not satisfied, the Company Defendants will continue to vigorously defend both the Court Actions.”

“The MOU provides that the Company Defendants deny that they engaged in any wrongdoing, committed any violation of law or acted improperly in any way, and believe that they acted properly at all times and that the Court Actions have no merit, but wish to settle the Court Actions in order to eliminate the burden and expense of further litigation. In the event that the settlement is not approved, the Company Defendants plan to vigorously defend against the Court Actions.”

“This summary of the MOU does not purport to be a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the MOU, which is filed as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.”

Item 9.	Exhibits

Item 9 (“Exhibits”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

“(a)(5)(E) Memorandum of Understanding, dated September 24, 2010, among the Company Defendants and the plaintiffs in the Court Actions.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Salary.com, Inc.

By:	/S/ BRYCE CHICOYNE
Name: Title:	Bryce Chicoyne Senior Vice President and Chief Financial Officer

Dated: September 24, 2010